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   June 7, 2021

       Britt J. Vitalone
       Executive Vice President and Chief Financial Officer
       McKesson Corporation
       6555 State Hwy 161
       Irving, TX 75039

                                                        Re: McKesson
Corporation
                                                            Form 10-K
                                                            Filed May 22, 2020
                                                            File No. 001-13252

       Dear Mr. Vitalone:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




   Sincerely,


   Division of Corporation Finance

   Office of Trade & Services
       cc:                                              Scott Lesmes